Exhibit 99.3

NOTE PURCHASE AGREEMENT

THIS NOTE PURCHASE AGREEMENT (this “Agreement”) is dated as of February 3, 2014, by and between B.O.S. BETTER ONLINE SOLUTIONS LTD., a corporation organized and existing under the laws of the State of Israel (the “Company”), and YA GLOBAL MASTER SPV, LTD., a Cayman Islands exempt limited partnership (the “Investor”).

WITNESSETH

WHEREAS, the parties desire that, upon the terms and subject to the conditions contained herein, the Company shall issue and sell to the Investor, as provided herein, and the Investor shall purchase a $500,000 full recourse note, in the form attached hereto as “Exhibit A” (the “Note”);

WHEREAS, the issuance and sale of the $500,000 face amount Note shall take place at a closing (the “Closing”) on or about February 3, 2014 after the satisfaction of certain conditions precedent set forth below, for a total purchase price of $500,000;

NOW, THEREFORE, in consideration of the mutual covenants and other agreements contained in this Agreement, the Company and the Investor hereby agree as follows:

1.      PURCHASE AND SALE OF NOTE;

(a)           Purchase of Note.   Subject to the satisfaction (or waiver) of the terms and conditions of this Agreement, the Investor agrees to purchase at the Closing and the Company agrees to sell and issue to the Investor at the Closing the Note for a purchase price equal to the face amount issued.

(b)           Closing.  The Closing with respect to the Note with a face value of $500,000 shall take place on or about February 3, 2014 (or such other date as is mutually agreed to by the Company and the Investor), subject to the terms and conditions set forth in this Agreement.  Either party shall have the right to cancel the Closing in its sole discretion by providing written notice to the other party in the event that the Closing has not occurred by February 3, 2014.

(c)           Commitment Fees. The Company shall pay to the Investor or its designee a commitment fee of 2,500 Ordinary Shares (the “Commitment Fee Shares”) in connection with the issuance of the Note.  The Investor acknowledges that any Commitment Fee Shares will be restricted securities when issued, and may be resold pursuant to Rule 144 under the Securities Act of 1933.

(d)           Closing Deliverables.  At the Closing, the following transactions shall occur and shall be deemed to take place simultaneously. No transaction shall be deemed to have been completed or any document delivered until all such transactions have been completed and all required documents have been delivered, unless waived in writing by the receiving Party:

(e)           (i) the Company shall deliver, or cause to be delivered, to the Investor a duly executed Note in the face amount applicable of US$500,000 and shall issue to the Investor (or its designee) the Commitment Fee Shares; and (ii) the Investor shall pay to the Company the face amount of the Note issued to the Inventor by wire transfer to the account of the Company as specified on Schedule I to the Note.

2.      Conditions Precedent to Closing.  The obligation of the Investor hereunder to purchase the Notes at the Closing is subject to the satisfaction, at or before the date of the Closing, of each of the following conditions, provided that these conditions are for the Investor’s sole benefit and may be waived by the Investor at any time in its sole discretion.

(a)           The Representations and Warranties of the Company are true and correct.

(b)           No event shall have occurred since the date of this Agreement that could result in, or reasonably be expected to result in a Material Adverse Effect, where “Material Adverse Effect” shall mean any condition, circumstance, or situation that may result in, or would reasonably be expected to result in (i) a material adverse effect on the legality, validity or enforceability of this Agreement or the Note (collectively, the “Transaction Documents”), (ii) a material adverse effect on the results of operations, assets, business, prospects or condition (financial or otherwise) of the Company , or (iii) a material adverse effect on the Company’s ability to perform in any material respect on a timely basis its obligations under any Transaction Document.

(c)           The ordinary shares of the Company shall be authorized for quotation or trading on the Nasdaq Capital Market (the “Primary Market”) and trading in the common stock of the Company shall not have been suspended for any reason.

(d)           The Company is, and has been for a period of at least 90 days immediately prior to each the Closing, subject to the reporting requirements of section 13 or 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act").

3.      INVESTOR’S REPRESENTATIONS AND WARRANTIES. Investor hereby represents and warrants to, and agrees with, the Company that the following are true and correct as of the date hereof and as of the date of the Closing:

(a)           Organization and Authorization. The Investor is duly organized, validly existing and in good standing under the laws of the Cayman Islands and has all requisite power and authority to purchase, hold and sell the Note. The decision to invest and the execution and delivery of this Agreement by such Investor, the performance by such Investor of its obligations hereunder and the consummation by such Investor of the transactions contemplated hereby have been duly authorized and requires no other proceedings on the part of the Investor. The undersigned has the right, power and authority to execute and deliver this Agreement and all other instruments on behalf of the Investor. This Agreement has been duly executed and delivered by the Investor and, assuming the execution and delivery hereof and acceptance thereof by the Company, will constitute the legal, valid and binding obligations of the Investor, enforceable against the Investor in accordance with its terms.

(b)           Evaluation of Risks. The Investor has such knowledge and experience in financial, tax and business matters as to be capable of evaluating the merits and risks of, and bearing the economic risks entailed by, an investment in the Company and of protecting its interests in connection with this transaction.  It recognizes that its investment in the Company involves a high degree of risk.

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(c)           No Legal Advice from the Company. The Investor acknowledges that it had the opportunity to review this Agreement and the transactions contemplated by this Agreement with its own legal counsel and investment and tax advisors. The Investor is relying solely on such counsel and advisors and not on any statements or representations of the Company or any of the Company’s representatives or agents for legal, tax or investment advice with respect to this investment, the transactions contemplated by this Agreement or the securities laws of any jurisdiction.

(d)           Investment Purpose. The Note is being purchased by the Investor for its own account, and for investment purposes. The Investor agrees not to assign or in any way transfer the Investor’s rights to the Note or any interest therein and acknowledges that the Company will not recognize any purported assignment or transfer except in accordance with applicable Federal and state securities laws. Except for affiliates of the Investor, no other Person has or will have a direct or indirect beneficial interest in the Commitment Fee Shares. The beneficial owner of the Commitment Fee Shares agrees not to sell, hypothecate or otherwise transfer the Commitment Fee Shares unless such are registered under Federal and applicable state securities laws or unless, in the opinion of counsel satisfactory to the Company, an exemption from such laws is available.

(e)           Accredited Investor. The Investor is an “Accredited Investor” as that term is defined in Rule 501(a)(3) of Regulation D of the Securities Act of 1933.

(f)           Information. The Investor  and its advisors (and its counsel), if any, have been furnished with all materials relating to the business, finances and operations of the Company and information it deemed material to making an informed investment decision. The Investor and its advisors, if any, have been afforded the opportunity to ask questions of the Company and its management. Neither such inquiries nor any other due diligence investigations conducted by such Investor or its advisors, if any, or its representatives shall modify, amend or affect the Investor’s right to rely on the Company’s representations and warranties contained in this Agreement. The Investor understands that its investment involves a high degree of risk.

(g)           No General Solicitation. Neither the Company, nor any of its affiliates, nor any person acting on its or their behalf, has engaged in any form of general solicitation or general advertising (within the meaning of Regulation D under the Securities Act) in connection with the offer or sale of the Note offered hereby.

(h)           Not an Affiliate. The Investor is not an officer, director or a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with the Company or any “Affiliate” of the Company (as that term is defined in Rule 405 of the Securities Act).

(i)

4.      COMPANY’S REPRESENTATIONS AND WARRANTIES.  Except as stated in the SEC Documents, the Company hereby represents and warrants to, the Investor that the following are true and correct as of the date hereof:

(a)           Organization and Qualification. The Company is duly incorporated, validly existing and in good standing under the laws of the State of Israel and has all requisite corporate power to own its properties and to carry on its business as now being conducted. Each of the Company and its subsidiaries is duly qualified to do business and is in good standing (to the extent applicable) in every jurisdiction in which the nature of the business conducted by it makes such qualification necessary, except to the extent that the failure to be so qualified or be in good standing would not have a Material Adverse Effect.

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(b)           Authorization, Enforcement, Compliance with Other Instruments. (i) The Company has the requisite corporate power and authority to enter into and perform this Agreement, the Note, and any related agreements, in accordance with the terms hereof and thereof, (ii) the execution and delivery of this Agreement, the Note, and any related agreements by the Company and the consummation by it of the transactions contemplated hereby and thereby, have been duly authorized by the Company’s Board of Directors and no further consent or authorization is required by the Company, its Board of Directors or its shareholders, (iii) this Agreement, the Note, and any related agreements have been duly executed and delivered by the Company, (iv) this Agreement and assuming the execution and delivery thereof and acceptance by the Investor, the Note, and any related agreements, constitute the valid and binding obligations of the Company enforceable against the Company in accordance with their terms, except as such enforceability may be limited by general principles of equity or applicable bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium, liquidation or similar laws from time to time relating to, or affecting generally, the enforcement of creditors’ rights and remedies.

(c)           No Conflict. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby will not (i) result in a violation of its Articles of Association or Memorandum of Association or (ii) conflict with or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, indenture or instrument to which the Company or any of its subsidiaries is a party, or result in a violation of any law, rule, regulation, order, judgment or decree (including federal and state securities laws and regulations and the rules and regulations of the Principal Market on which the Ordinary Shares are quoted) applicable to the Company or any of its subsidiaries or by which any material property or asset of the Company is bound or affected and which would cause a Material Adverse Effect. Except as disclosed in the SEC Documents, neither the Company nor its subsidiaries is in violation of any term of or in default under its Articles of Association or Memorandum of Association, or, to the Company’s knowledge, any material contract, agreement, mortgage, indebtedness, indenture, instrument, judgment, decree or order or any statute, rule or regulation applicable to the Company or its subsidiaries that would cause a Material Adverse Effect. To the Company’s knowledge, the business of the Company and its subsidiaries is not being conducted in violation of any material law, ordinance or regulation of any governmental entity, except as would not cause a Material Adverse Effect. Except as specifically contemplated by this Agreement and as required under the Securities Act and any applicable securities laws, the Israeli Companies Law 5759-1999 and as required by the rules of the Principal Market, the Company is not required to obtain any consent, authorization or order of, or make any filing or registration with, any court or governmental agency in order for it to execute, deliver or perform any of its obligations under or contemplated by this Agreement in accordance with the terms hereof except as such consent, authorization or order has been obtained as of the date hereof. The Company and its subsidiaries are not aware of any fact or circumstance which is reasonably expected to give rise to any of the foregoing.

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(d)           SEC Documents; Financial Statements. The Company has filed all reports, schedules, forms, statements and other documents required to be filed by it with the SEC under the Exchange Act for the two years preceding the date hereof (or such shorter period as the Company was required by law or regulation to file such material) (all of the foregoing filed within the two years preceding the date hereof or amended after the date hereof and all exhibits included therein and financial statements and schedules thereto and documents incorporated by reference therein, being hereinafter referred to as the “SEC Documents”) on a timely basis or has received a valid extension of such time of filing and has filed any such SEC Document prior to the expiration of any such extension. The Company has delivered to the Investor or its representatives, or made available through the SEC’s website at http://www.sec.gov, true and complete copies of the SEC Documents. As of their respective dates, the SEC Documents complied in all material respects with the requirements of the Exchange Act and the rules and regulations of the SEC promulgated thereunder applicable to the SEC Documents, and none of the SEC Documents, at the time they were filed with the SEC, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. As of their respective dates, the financial statements of the Company included in the SEC Documents complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto. Such financial statements have been prepared in accordance with generally accepted accounting principles, consistently applied, during the periods involved (except (i) as may be otherwise indicated in such financial statements or the notes thereto, or (ii) in the case of unaudited interim statements, to the extent they may exclude footnotes or may be condensed or summary statements) and fairly present in all material respects the financial position of the Company as of the dates thereof and the results of its operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments).

(e)           Internal Accounting Controls. The Company and each of its subsidiaries maintain a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management’s general or specific authorization and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(f)           Absence of Litigation. Except as set forth in the SEC Documents, there is no action, suit, proceeding, inquiry or investigation before or by any court, public board, government agency, self-regulatory organization or body pending against or affecting the Company, the Ordinary Shares or any of the Company’s subsidiaries, wherein an unfavorable decision, ruling or finding would have a Material Adverse Effect.

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(g)           Subsidiaries. Except as disclosed in the SEC Documents, the Company does not presently own or control, directly or indirectly, any interest in any other corporation, partnership, association or other business entity.

(h)           Tax Status. Except as disclosed in the SEC Documents, the Company and each of its subsidiaries has made or filed all federal and state income and all other tax returns, reports and declarations required by any jurisdiction to which it is subject to be filed as of the date hereof (unless and only to the extent that the Company and each of its subsidiaries has set aside on its books provisions reasonably adequate for the payment of all unpaid and unreported taxes) and has paid all taxes and other governmental assessments and charges that are material in amount, shown or determined to be due on such returns, reports and declarations, except those being contested in good faith and has set aside on its books provision reasonably adequate for the payment of all taxes for periods subsequent to the periods to which such returns, reports or declarations apply. There are no unpaid taxes in any material amount claimed to be due by the taxing authority of any jurisdiction, and the officers of the Company know of no basis for any such claim. Certain Transactions. Except as set forth in the SEC Documents (or as not yet required to be disclosed pursuant to applicable law) none of the officers or directors of the Company is presently a party to any transaction with the Company (other than for services as employees, officers and directors), including any contract, agreement or other arrangement providing for the furnishing of services to or by, providing for rental of real or personal property to or from, or otherwise requiring payments to or from any officer or director, or to the knowledge of the Company, any corporation, partnership, trust or other entity in which any officer or director has a substantial interest or is an officer, director, trustee or partner.

(i)           Use of Proceeds. The Company shall use the net proceeds from this offering for working capital and other general corporate purposes.

(j)           No General Solicitation. Neither the Company, nor any of its affiliates, nor any person acting on its or their behalf, has engaged in any form of general solicitation or general advertising (within the meaning of Regulation D under the Securities Act) in connection with the offer or sale of the Commitment Fee Shares.

5.      GOVERNING LAW. This Agreement shall be governed by and interpreted in accordance with the laws of the State of New York without regard to the principles of conflict of laws.  Each of the parties consents to the jurisdiction of the state courts of the State of New York and the U.S. District Court for the District of New York sitting in Manhattan, for the adjudication of any civil action asserted pursuant to this paragraph.

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6.      NOTICES.  Any notices, consents, waivers or other communications required or permitted to be given under the terms hereof must be in writing and will be deemed to have been delivered:  (i) upon receipt, when delivered personally; (ii) upon receipt, when sent by facsimile (provided confirmation of transmission is mechanically or electronically generated and kept on file by the sending party); or (iii) one (1) Business Day after deposit with a nationally recognized overnight delivery service, in each case properly addressed to the party to receive the same.  The addresses and facsimile numbers for such communications shall be:

If to the Company, to:	B.O.S. Better Online Solutions Ltd.
20 Freiman Street
Rishon LeZion, 75100, Israel
Attention: Eyal Cohen
Telephone: +972-3-9542070
Email: eyalc@boscom.com

With a copy to:
Amit, Pollak, Matalon & Co.
Nitsba Tower, 19th Floor
17 Yitzhak Sadeh Street Tel-Aviv, Israel
Attention: Shlomo Landress, Adv.
Telephone: +972-3-5689000
Email: s_landress@apm-law.com
Facsimile: +972-3-5689001

If to the Holder:	YA Global Master SPV, Ltd.
1012 Springfield Avenue
Mountainside, NJ 07092
Attention: Mark Angelo
Telephone: (201) 985-8300 Facsimile: (201) 985-8266

With a copy to:	David Gonzalez, Esq.
1012 Springfield Avenue
Mountainside, NJ 07092
Telephone: (201) 985-8300
Facsimile: (201) 985-8266

or at such other address and/or facsimile number and/or to the attention of such other person as the recipient party has specified by written notice given to each other party three Business Days prior to the effectiveness of such change.  Written confirmation of receipt (i) given by the recipient of such notice, consent, waiver or other communication, (ii) mechanically or electronically generated by the sender’s facsimile machine containing the time, date, recipient facsimile number and an image of the first page of such transmission or (iii) provided by a nationally recognized overnight delivery service, shall be rebuttable evidence of personal service, receipt by facsimile or receipt from a nationally recognized overnight delivery service in accordance with clause (i), (ii) or (iii) above, respectively.

7.      MISCELLANEOUS.

(a)           Counterparts. This Agreement may be executed in two or more identical counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party.

(b)           Entire Agreement; Amendments. This Agreement and the exhibit thereto  supersedes all other prior oral or written agreements between the Investor and the Company with respect to the matters discussed herein), and this Agreement and the exhibit theretocontain the entire understanding of the parties with respect to the matters covered herein and therein. No provision of this Agreement may be waived or amended other than by an instrument in writing signed by the party to be charged with enforcement.

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(c)           Binding Effect. All of the covenants and obligations contained herein shall be binding upon and shall inure to the benefit of the respective parties, their successors and assigns.

(d)           Enforcement Costs. The Company shall reimburse the Investor promptly for all out-of-pocket fees, costs and expenses, including, without limitation, reasonable attorneys’ fees and expenses incurred by the Investor in any action  for the collecting of any sums which become due and payable to the Investor in accordance with the terms of this Agreement or the Note.

(e)           Remedies Cumulative. No remedy herein conferred upon any party is intended to be exclusive of any other remedy, and each and every such remedy shall be cumulative and shall be in addition to every other remedy given hereunder or now or hereafter existing at law, in equity, by statute, or otherwise. No single or partial exercise by any party of any right, power or remedy hereunder shall preclude any other or further exercise thereof.

(f)           Severability. If any provision of this Agreement is, for any reason, invalid or unenforceable, the remaining provisions of this Agreement will nevertheless be valid and enforceable and will remain in full force and effect. Any provision of this Agreement that is held invalid or unenforceable by a court of competent jurisdiction will be deemed modified to the extent necessary to make it valid and enforceable and as so modified will remain in full force and effect.

(g)           Waiver of Jury Trial. THE PARTIES HEREBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVE THE RIGHT ANY OF THEM MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION BASED HEREON OR ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR ANY COURSE OF CONDUCT, COURSE OF DEALING, STATEMENTS (WHETHER VERBAL OR WRITTEN) OR ACTIONS OF ANY PARTY. THIS PROVISION IS A MATERIAL INDUCEMENT FOR THE PARTIES’ ACCEPTANCE OF THIS AGREEMENT.

[signature page follows]

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IN WITNESS WHEREOF, each of the Investor and the Company have caused their respective signature page to this Note Purchase Agreement to be duly executed as of the date first written above.

COMPANY: B.O.S. BETTER ONLINE SOLUTIONS LTD.

By:	/s/ Yuval Viner
Name:	Yuval Viner

By:	/s/Eyal Cohen
Name:	Eyal Cohen

INVESTOR: YA GLOBAL MASTER SPV LTD.

By:	Yorkville Advisors Global LP
Its:	Investment Manager
By: Yorkville Advisors Global LLC
Its: General Partner

By:	/s/ Mark Angelo
Name:	Mark Angelo
Title:	Managing Member

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Exhibit A

THIS NOTE HAS NOT BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE.  THIS NOTE HAS BEEN SOLD IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

Note

No. BOSC-PN1	Original Principal Amount: $500,000

Issuance Date: February 3, 2014

FOR VALUE RECEIVED, B.O.S. Better Online Solutions Ltd., a corporation organized and existing under the laws of the State of Israel (the “Company”), hereby promises to pay to the order of YA Global Master SPV, Ltd. or its registered assigns (the “Holder”) (i) the outstanding portion of the amount set out above as the Original Principal Amount (as reduced pursuant to the terms hereof pursuant to scheduled payment, redemption or otherwise, the “Principal”) when due, whether a regularly scheduled principal payment or upon the Maturity Date (as defined below), acceleration, redemption or otherwise (in each case in accordance with the terms hereof) and (ii) to pay interest (“Interest”) on any outstanding Principal at the applicable Interest Rate (as defined below) from the Issuance Date written above (the “Issuance Date”) until the same is paid, whether a regularly scheduled interest payment or upon the Maturity Date or acceleration, redemption or otherwise (in each case in accordance with the terms hereof).

This Note (this “Note”)  is being issued pursuant to that certain Note Purchase Agreement dated as of February 3, 2014 (the "Note Purchase Agreement“) between the Company and YA Global Master SPV, Ltd..

Certain capitalized terms used herein but otherwise not defined herein are defined in Section 17 or in the Note Purchase Agreement.

Exhibit A

II.            GENERAL TERMS

A.           Advance of Original Principal Amount. In consideration for the issuance of this Note on the Issuance Date by the Company, the Holder shall advance and make available to the Company on the Issuance Date the Original Principal Amount by wire transfer of immediately available funds to the account indicated by the Company on Schedule I attached hereto.

B.           Maturity Date. The term of this Note shall expire on the first anniversary of the Issuance Date (the “Maturity Date”). On the Maturity Date, the Company shall pay to the Holder an amount in cash representing all then outstanding Principal and accrued and unpaid Interest.

C.           Payments. On each of the Installment Dates, the Company shall pay to the Holder an amount equal to the relevant Installment Amount due on such Installment Date as listed on Schedule III hereto. Principal and Interest (if any) owed under this Note must be paid by wire transfer of immediately available funds to the account listed on Schedule II hereto (or to any other account specified by the Holder to the Company on or before the applicable Installment Date by notice given in accordance with Section 7 hereof).

D.           Interest. Interest shall accrue on the outstanding Principal balance hereof at a rate equal to 10% per annum (“Interest Rate”). Interest shall be calculated on the basis of a 365-day year and the actual number of days elapsed, to the extent permitted by applicable law. The interest payments are subject to withholding tax in Israel in the rate of 17.5% or any other tax rate applicable at the payment date.

III.           NO PREPAYMENT PENALTY. The Company may prepay all or any part of the balance outstanding hereunder at any time without penalty.

IV.           REPRESENTATIONS AND WARRANTIES. The Company hereby represents and warrants to the Investor that the following are true and correct as of the date hereof:

A.      The Company has the requisite corporate power and authority to enter into and perform its obligations under this Note and any related agreements, in accordance with the terms hereof and thereof, (ii) the execution and delivery of this Note and any related agreements by the Company and the consummation by it of the transactions contemplated hereby and thereby, have been duly authorized by the Company’s Board of Directors and no further consent or authorization is required by the Company, its Board of Directors or its shareholders, (iii) this Note has been duly executed and delivered by the Company, (iv) this Note (assuming the execution and delivery thereof and acceptance by the Investor and the occurrence of the Issuance Date), constitutes the valid and binding obligations of the Company enforceable against the Company in accordance with its terms, except as such enforceability may be limited by general principles of equity or applicable bankruptcy, insolvency, reorganization, moratorium, liquidation or similar laws relating to, or affecting generally, the enforcement of creditors’ rights and remedies.

B.      The execution, delivery and performance by the Company of its obligations under this Note will not (i) result in a violation of the Company’s Articles of Association or Memorandum of Association or (ii) conflict with or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, indenture or instrument to which the Company or any of its subsidiaries is a party, or result in a violation of any law, rule, regulation, order, judgment or decree (including federal and state securities laws and regulations and the rules and regulations of the Principal Market on which the Ordinary Shares is quoted) applicable to the Company or any of its subsidiaries or by which any material property or asset of the Company is bound or affected and which would cause a Material Adverse Effect.

V.             EVENTS OF DEFAULT.

A.           An “Event of Default”, wherever used herein, means any one of the following events (whatever the reason and whether it shall be voluntary or involuntary or effected by operation of law or pursuant to any judgment, decree or order of any court, or any order, rule or regulation of any administrative or governmental body) shall have occurred and be continuing:

1.          the Company’s failure to pay to the Holder any amount of Principal or Interest when and as due and payable under this Note, and such failure continues for five (5) days following the date upon which such payment was due;

2.          the Company shall commence, or there shall be commenced against the Company under any applicable bankruptcy or insolvency laws as now or hereafter in effect or any successor thereto, or the Company commences, or there shall be commenced against the Company, any other proceeding under any reorganization, arrangement, adjustment of debt, relief of debtors, dissolution, insolvency or liquidation or similar law of any jurisdiction whether now or hereafter in effect relating to the Company, in each case which remains un-stayed or un-dismissed for a period of 61 days; or the Company is adjudicated insolvent or bankrupt pursuant to a final, non-appealable order; or any order of relief or other order approving any such case or proceeding is entered; or the Company suffers any appointment of any custodian, private or court appointed receiver or the like for it or any substantial part of its property which continues un-discharged or un-stayed for a period of 61 days; or the Company makes a general assignment for the benefit of creditors; or the Company shall admit in writing that it is unable to pay its debts generally as they become due; or the Company shall call a meeting of its creditors with a view to arranging a composition, adjustment or restructuring of its debts.

3.          the Ordinary Shares cease to be quoted or listed for trading on the Principal Market and shall not again be quoted or listed for trading on any Principal Market within fifteen Trading Days of such delisting;

4.          the Company is a party to any agreement memorializing (1) the consummation of any transaction or event (whether by means of a share exchange or tender offer applicable to the Ordinary Shares, a liquidation, consolidation, recapitalization, reclassification, combination or merger of the Company or a sale, lease or other transfer of all or substantially all of the consolidated assets of the Company) or a series of related transactions or events pursuant to which all of the outstanding shares of Ordinary Shares are exchanged for, converted into or constitute solely the right to receive, cash, securities or other property, (2) a consolidation or merger in which the Company is not the surviving corporation, or (3) a sale, assignment, transfer, conveyance or other disposal of all or substantially all of the properties or assets of the Company to another person or entity (each of (1), (2) and (3) a “Change in Control”) unless in connection with such Change in Control, all Principal and accrued and unpaid Interest due under this Note will be paid in full or the Holder consents to such Change in Control;

5.          the Company shall fail to observe or perform any other material covenant, agreement or warranty contained in, or otherwise commit any material breach or default of any provision of this Note or any Standby Equity Distribution Agreement of even date herewith (the “SEDA”) between the Company and the Holder which is not cured within the time prescribed in this Note or in the SEDA, as applicable, or if not so prescribed, within thirty days after notice to the Company by the Holder of such material failure, breach or default;

6.          the Company shall terminate the SEDA; or

7.          an event of default by the Company under any other material obligation, instrument, note or agreement for borrowed money occurring after the Issuance Date of this Note and continuing beyond any applicable notice and/or grace period, and as a result of which the obligations of the Company under such material obligation, instrument, note or agreement have been accelerated..

VI.           REMEDY UPON DEFAULT. During the time that any portion of this Note is outstanding, if (i) any Event of Default has occurred, the Holder, by notice in writing to the Company, may at any time and from time to time declare the full unpaid Principal of this Note or any portion thereof, together with Interest accrued thereon to be due and payable immediately (the “Accelerated Amount”) or (ii) any Event of Default specified in Section 4(a)(ii) has occurred, the unpaid Principal of the Note and the Interest accrued thereon shall be immediately and automatically due and payable without necessity of further action. In addition, for so long as an Event of Default has occurred and remains uncured, the Company shall pay default interest at the rate of 15% per annum instead of 10% per annum until the applicable Event of Default is cured. Such declaration shall be rescinded and annulled following such cure, and may also be rescinded and annulled by Holder at any time prior to payment hereunder. No such rescission or annulment shall affect any subsequent Event of Default or impair any right consequent thereon.

VII.          REISSUANCE OF THIS NOTE. Upon receipt by the Company of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of this Note, and, in the case of loss, theft or destruction, of an indemnification undertaking by the Holder to the Company in customary form and, in the case of mutilation, upon surrender and cancellation of this Note, the Company shall execute and deliver to the Holder a new Note representing the outstanding Principal which Note (i) shall be of like tenor with this Note, (ii) shall represent, as indicated on the face of such new Note, the Principal remaining outstanding (iii) shall have an issuance date, as indicated on the face of such new Note, which is the same as the Issuance Date of this Note, (iv) shall have the same rights and conditions as this Note, and (v) shall represent accrued and unpaid Interest from the Issuance Date.

VIII.         NOTICES. Any notices, consents, waivers or other communications required or permitted to be given under the terms hereof must be in writing and will be deemed to have been delivered:  (i) upon receipt, when delivered personally; (ii) upon receipt, when sent by facsimile (provided confirmation of transmission is mechanically or electronically generated and kept on file by the sending party); or (iii) one (1) Business Day after deposit with a nationally recognized overnight delivery service, in each case properly addressed to the party to receive the same. The addresses and facsimile numbers for such communications shall be:

If to the Company, to:	B.O.S. Better Online Solutions Ltd.
20 Freiman Street
350 Fifth Avenue, Suite 4815-17 Rishon LeZion, 75100, Israel
Attention: Eyal Cohen
Telephone: +972-3-9542070
Email: eyalc@boscom.com

With a copy to:	Amit, Pollak, Matalon & Co.
Nitsba Tower, 19th Floor
17 Yitzhak Sadeh Street Tel-Aviv, Israel
Attention: Shlomo Landress, Adv.
Telephone: +972-3-5689000
Email: s_landress@apm-law.com Facsimile: +972-3-5689001

If to the Holder:	YA Global Master SPV, Ltd.
1012 Springfield Ave
Mountainside, New Jersey 07092
Attention: Mark Angelo
Telephone: (201) 985-8300 Facsimile: (201) 985-8266

With a copy to:	David Gonzalez, Esq.
1012 Springfield Ave
Mountainside, New Jersey 07092
Telephone: (201) 985-8300
Facsimile: (201) 985-8266

or at such other address and/or facsimile number and/or to the attention of such other person as the recipient party has specified by written notice given to each other party three Business Days prior to the effectiveness of such change.  Written confirmation of receipt (i) given by the recipient of such notice, consent, waiver or other communication, (ii) mechanically or electronically generated by the sender’s facsimile machine containing the time, date, recipient facsimile number and an image of the first page of such transmission or (iii) provided by a nationally recognized overnight delivery service, shall be rebuttable evidence of personal service, receipt by facsimile or receipt from a nationally recognized overnight delivery service in accordance with clause (i), (ii) or (iii) above, respectively.

IX.           No provision of this Note shall alter or impair the obligations of the Company, which are absolute and unconditional, to pay the Principal of or Interest (if any) on, this Note at the time, place, and rate, and in the currency, herein prescribed.  This Note is a direct obligation of the Company. As long as this Note is outstanding, the Company shall not , without the consent of the Holder, (i) amend its articles of Association or Memorandum of Association so as to adversely affect any rights of the Holder under this Note; or (ii) enter into any agreement with respect to any of the foregoing.

X.            This Note shall not entitle the Holder to any of the rights of a shareholder of the Company, including without limitation, the right to vote, to receive dividends and other distributions, or to receive any notice of, or to attend, meetings of shareholders or any other proceedings of the Company.

XI.           This Note shall be governed by and interpreted in accordance with the laws of the State of New York, without regard to the principles of conflict of laws.  Each of the parties consents to the jurisdiction of the state courts of the State of New York and the U.S. District Court for the District of New York sitting in Manhattan, in connection with any dispute arising under this Note and hereby waives, to the maximum extent permitted by law, any objection, including any objection based on forum non conveniens to the bringing of any such proceeding in such jurisdictions.

XII.          If an Event of Default has occurred, then the Company shall reimburse the Holder promptly for all out-of-pocket fees, costs and expenses, including, without limitation, reasonable attorneys’ fees and expenses incurred by the Holder in any action for the collecting of any sums which become due and payable to the Holder in accordance with the terms of this Note.

XIII.        Any waiver by the Holder of a breach of any provision of this Note shall not operate as or be construed to be a waiver of any other breach of such provision or of any breach of any other provision of this Note. The failure of the Holder to insist upon strict adherence to any term of this Note on one or more occasions shall not be considered a waiver or deprive that party of the right thereafter to insist upon strict adherence to that term or any other term of this Note. Any waiver must be in writing.

XIV.        If any provision of this Note is invalid, illegal or unenforceable, the balance of this Note shall remain in effect, and if any provision is inapplicable to any person or circumstance, it shall nevertheless remain applicable to all other persons and circumstances. If it shall be found that any interest or other amount deemed interest due hereunder shall violate applicable laws governing usury, the applicable rate of interest due hereunder shall automatically be lowered to equal the maximum permitted rate of interest. The Company covenants (to the extent that it may lawfully do so) that it shall not at any time insist upon, plead, or in any manner whatsoever claim or take the benefit or advantage of, any stay, extension or usury law or other law which would prohibit or forgive the Company from paying all or any portion of the Principal of or interest on this Note as contemplated herein, wherever enacted, now or at any time hereafter in force, or which may affect the covenants or the performance of this Note, and the Company (to the extent it may lawfully do so) hereby expressly waives all benefits or advantage of any such law, and covenants that it will not, by resort to any such law, hinder, delay or impede the execution of any power herein granted to the Holder, but will suffer and permit the execution of every such as though no such law had been enacted.

XV.         Whenever any payment or other obligation hereunder shall be due on a day other than a Business Day, such payment shall be made on the next succeeding Business Day.

XVI.        Assignment of this Note by the Company shall be prohibited without the prior written consent of the Holder.  Prior to the Maturity Date, the Holder shall not sell, transfer, negotiate or otherwise make any disposition of this Note or any portion thereof without the prior written consent of the Company.

XVII.       THE PARTIES HEREBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVE THE RIGHT ANY OF THEM MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION BASED HEREON OR ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS NOTE OR ANY COURSE OF CONDUCT, COURSE OF DEALING, STATEMENTS (WHETHER VERBAL OR WRITTEN) OR ACTIONS OF ANY PARTY.  THIS PROVISION IS A MATERIAL INDUCEMENT FOR THE PARTIES’ ACCEPTANCE OF THIS AGREEMENT.

XVIII.     CERTAIN DEFINITIONS    For purposes of this Note, the following terms shall have the following meanings:

A.            “Business Day” means any day except Saturday, Sunday and any day which shall be a federal legal holiday in the United States or a day on which banking institutions are authorized or required by law or other government action to close.

B.           “Installment Amount” means the principal and interest payment due on an Installment Date as set forth on Schedule III hereto.

C.           “Installment Date” means each date on which Installment Amounts are due to be paid in accordance with Schedule III hereto.

[Signature Page Follows]

IN WITNESS WHEREOF, the Company has caused this Note to be duly executed by a duly authorized officer as of the date first set forth above.

COMPANY: B.O.S. BETTER ONLINE SOLUTIONS LTD.

By:	/s/ Yuval Viner
Name:	Yuval Viner

By:	/s/ Eyal Cohen
Name:	Eyal Cohen

Schedule III

Repayment Schedule

BOSC

Interest	10%

Initial Principal	$ 500,000.00

Funding Date	05-Feb-14

Installment Date	Principal Repayment	Repayment Interest	Installment Amount
March 5, 2014 Month 1	$-	$-	$-
April 5, 2014 Month 2	$-	$-	$-
May 5, 2014 Month 3	$-	$-	$-
June 5, 2014 Month 4	$55,555.56	$16,438.36	$71,993.92
July 5, 2014 Month 5	$55,555.56	$3,652.97	$59,208.53
August 5, 2014 Month 6	$55,555.56	$3,302.89	$58,858.45
September 5, 2014 Month 7	$55,555.56	$2,831.05	$58,386.61
October 5, 2014 Month 8	$55,555.56	$2,283.10	$57,838.66
November 5, 2014 Month 9	$55,555.56	$1,887.37	$57,442.93
December 5, 2014 Month 10	$55,555.56	$1,369.86	$56,925.42
January 5, 2015 Month 11	$55,555.56	$943.68	$56,499.24
February 5, 2015 Month 12	$55,555.52	$471.84	$56,027.36
	$500,000.00	$33,181.12	$533,181.12